FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X          Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _____      No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement regarding continuing connected transactions of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on January 6, 2012;

2.	an notice for 2012 first extraordinary general meeting of the Registrant on January 6, 2012;

3.	a proxy form for 2012 first extraordinary general meeting of the Registrant; and

4.	a reply slip for 2012 first extraordinary general meeting of the Registrant.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

HUANENG GROUP FRAMEWORK AGREEMENT

On 5 January 2012, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2012 and expiring on 31 December 2012. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) sale of products; (iv) leasing of facilities, land and office spaces; (v) technical services, engineering contracting services and other services; and (vi) provision of entrusted sale services. Such transactions will be conducted on an on-going basis and constitute continuing connected transactions under the Hong Kong Listing Rules. Among those six types of transactions, since each of the transaction scales in relation to the purchase of coal and transportation services and sale of products exceeds 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the conduct of such transactions shall be subject to the reporting, announcement and Independent Shareholders' approval requirements under Rules 14A.45 to 14A.48. The transaction scale of each of the remaining four types of transactions does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus the conduct of such transactions shall only be subject to the reporting, annual review and announcement requirements under Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders' approval requirement.

Huaneng Finance Framework Agreement

On 5 January 2012, the Company entered into the Huaneng Finance Framework Agreement with Huaneng Finance, a subsidiary of the Company's ultimate controlling shareholder (i.e. Huaneng Group), for a term commencing on 1 January 2012 and expiring on 31 December 2014. Pursuant to the Huaneng Finance Framework Agreement, the Company will enter into the following transactions with Huaneng Finance: (i) placing cash deposits by the Company with Huaneng Finance; (ii) provision of discounting services by Huaneng Finance to the Company; and (iii) provision of loan advancement by Huaneng Finance to the Company. Such transactions will be conducted on an on-going basis and will constitute continuing connected transactions under the Hong Kong Listing Rules. During the period from 2012 to 2014, the maximum outstanding balance of the deposit transactions under the Huaneng Finance Framework Agreement, on a daily basis, shall not exceed RMB6 billion. As the transaction scale of the deposit transactions exceeds 5% of the applicable percentage ratios calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the conduct of such deposits transactions shall be subject to the compliance with the reporting, announcement and Independent Shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules.

Huaneng Finance will also provide notes discounting services and loan advancement services to the Company under the Huaneng Finance Framework Agreement. Given that the notes discounting services and loan advancement services are provided by Huaneng Finance for the benefit of the Company and on normal commercial terms that are comparable to or more favorable than those offered by independent third parties for similar services in the PRC and that no security over the assets of the Company is granted in respect of such services, the transactions for notes discounting services and loan advancement services contemplated under the Huaneng Finance Framework Agreement are exempt from reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

Jiangsu Guoxin Framework Agreement Jiangsu Guoxin is a substantial shareholder of certain subsidiaries of the Company and accordingly it is a connected person of the Company. On 5 January 2012, the Company entered into the Jiangsu Guoxin Framework Agreement with Jiangsu Guoxin for a term commencing on 1 January 2012 and expiring on 31 December 2012. Pursuant to the Jiangsu Guoxin Framework Agreement, the Company and its subsidiaries will provide entrusted sale services to Jiangsu Guoxin. The transaction scale does not exceed 5% of the applicable percentage ratio as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus the conduct of such transaction shall only be subject to the reporting, annual review and announcement requirements under Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders' approval requirement.

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an extraordinary general meeting in February 2012 to table the relevant resolutions for obtaining the approval from the Independent Shareholders on the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement and Huaneng Finance Framework Agreement.

The Independent Board Committee of the Company will advise the Independent Shareholders on transactions relating to the purchase of coal and transportation services and the sale of products contemplated under the Huaneng Group Framework Agreement and the deposit transactions (including their respective proposed caps) contemplated under the Huaneng Finance Framework Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the transactions of purchase of coal and transportation services and the sale of products under the Huaneng Group Framework Agreement and the deposit transactions (including their respective proposed caps) contemplated under the Huaneng Finance Framework Agreement.

A circular containing, inter alia, further details regarding the continuing connected transactions under the Huaneng Group Framework Agreement and Huaneng Finance Framework Agreement, a letter from the Independent Board Committee, an opinion of the Independent Financial Adviser, together with a notice to convene the extraordinary general meeting to approve the conduct of the continuing connected transactions (including their respective proposed caps) contemplated under the Huaneng Group Framework Agreement and Huaneng Finance Framework Agreement will be issued by the Company to the shareholders within 15 business days from the date of publication of this announcement.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP, HUANENG FINANCE AND JIANGSU GUOXIN

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlling capacity of 56,419 MW.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a 5% indirect interest in HIPDC. At the same time, Huaneng Group holds a 15.88% direct and indirect interests in the issued shares of the Company. As at the date of this announcement, HIPDC is the controlling shareholder of the Company, holding 36.05% of the issued shares of the Company.

The relationship between the Company, Huaneng Group and Huaneng Finance is illustrated as follows:

*
Huaneng Group, through its wholly-owned subsidiary, China Hua Neng Group Hong Kong Limited ("China Hua Neng Group HK"), indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

#
Of the 15.88% interest, 3.70% represents the interest in the H shares of the Company held by Huaneng Group through China Hua Neng Group HK, 0.09% represents the interest in the issued shares of the Company held by Huaneng Capital Services Co., Ltd., a wholly-owned subsidiary of Huaneng Group, and 1.02% represents the interest in the issued shares of the Company held by Huaneng Finance.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, subject to the relevant disclosures and/or Independent Shareholders' approval requirements as stipulated in the Hong Kong Listing Rules.

Huaneng Finance is a company incorporated in the PRC. The principal business of Huaneng Finance includes deposit-taking, loans handling, acceptance and discounting of bills, inter-bank borrowing and foreign investment. Huaneng Group holds a 51% interest in Huaneng Finance. The Company holds a 20% interest in Huaneng Finance and Huaneng Finance in turn holds 1.02% interest in the Company. Under the Hong Kong Listing Rules, Huaneng Finance is an associate of the connected person of the Company.

Jiangsu Guoxin is a company incorporated in the PRC. The principal business of Jiangsu Guoxin includes operation, management, transfer, investment of State-owned assets, enterprise trusteeship, asset restructuring and other approved businesses. Jiangsu Guoxin holds a 30%, 26.36%, 30% and 21% interest in the subsidiaries of the Company - Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Huaneng Nanjing Jinling Power Co., Ltd. and Huaneng Jinling Combined Cycle Co-generation Co., Ltd. respectively. Under the Hong Kong Listing Rules, Jiangsu Guoxin is a connected person of the Company.

HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 30 December 2010 for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2011. Such agreement has expired on 31 December 2011. Reference is made to the announcements of the Company dated 31 December 2010 and the Company's circular dated 8 January 2011 where details of the continuing connected transactions as contemplated by Huaneng Group Framework Agreement for 2011 (including the relevant caps) were set out therein.

In order to continue such transactions, the Company, as approved by the Board, entered into the Huaneng Group Framework Agreement with Huaneng Group on 5 January 2012 for a term commencing on 1 January 2012 and expiring on 31 December 2012. Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang Long, Li Shiqi, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the

Company having a material interest in the continuing connected transactions, had abstained from voting on the board resolution relating to the entering of the Huaneng Group Framework Agreement (and each of the caps thereof). The resolution was voted by directors who are not connected to the transactions.

Pursuant to the Huaneng Group Framework Agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company has to outsource ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction work for power plants. Pursuant to the Huaneng Group Framework Agreement for 2011 with respect to the purchase of ancillary equipment and parts in 2011 by the Company from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2011 was set at RMB1.615 billion. During the period from 1 January 2011 to 30 November 2011, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB314 million. It is estimated that at the end of 2011, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2011. According to the management policy of the Company and its subsidiaries, the Company and its subsidiaries will through tender process enter into arrangement with entities which can offer the lowest prices/most favorable terms to the Company and its subsidiaries for the purchase of ancillary equipment and parts. As such, the Company and its subsidiaries purchased part of the ancillary equipment and parts during 2011 from independent third parties at prices which were relatively lower than the prices offered by Huaneng Group and its subsidiaries and associates. For 2012, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB1.7 billion, slightly higher than the anticipated transaction amount of 2011. Such cap is estimated on the basis of the existing overall business scale and operation of the power plants of the Company, the anticipated development and growth of such power plants as deemed reasonable by the Company, as well as taking into account the benefit of offering favorable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favorable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for ancillary equipment and parts, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm's length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm's length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders' approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2012 exceeds the above cap (i.e.

RMB1.7 billion), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(2)	Purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm's length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation service shall be no less favorable than those offered by independent third parties to the Company for the same or similar type of coal supply or transportation services.

Pursuant to the Huaneng Group Framework Agreements for 2011 with respect to the purchase of coal and transportation services in 2011 by the Company from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2011 was set at RMB17.140 billion. During the period from 1 January 2011 to 30 November 2011, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB7.494 billion. It is estimated that at the end of 2011, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2011. The cap of the transaction amount for purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2012 is estimated to be RMB13.3 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the prevailing overall business scale and operation of the power plants of the Company, and the anticipated development and growth of such power plants as deemed reasonable by the Company, taking into account the benefit of offering favorable terms on bulk purchase by Huaneng Group and its subsidiaries and associates. As compared to the relevant transaction amount for 2011, there has been a relatively substantial decrease in the abovementioned estimated transaction amount. Such relatively substantial decrease is attributable by the fact that in 2011, the Company reinforced the intensified management of fuel purchase and gradually enhanced the scale of fuel purchase and intensified management in order to enhance market control and the advantage of scale purchase. In

2012, the Company anticipates that certain volume of the original connected transactions will instead be purchased by the Company itself.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of coal and transportation services is that they can offer more favorable terms for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable terms for purchases of coal and transportation services, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with coal and transportation in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

The Directors are of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm's length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting, announcement and Independent Shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transaction will not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require Independent Shareholders' approval under the Listing Rules.

(3)	Sale of products

To be more cost-efficient in management, the Company's subsidiary(ies) will be engaging in centralising the purchase of fuel and other related products for certain power plants of Huaneng Group and its subsidiaries and associates. The products sold by the Company to

Huaneng Group and its subsidiaries and associates are mainly coal sales, the prices and charges of which are calculated by reference to RMB/ton and the actual weight of carriage, with arm's length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and the related products services. Pursuant to the Huaneng Group Framework Agreements for 2011 with respect to sale of products in 2011 by the Company to Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2011 was set at RMB4.270 billion. During the period from 1 January 2011 to 30 November 2011, the aggregate transaction amount (unaudited) for sale of products by the Company to Huaneng Group and its subsidiaries and associates was approximately RMB787 million. It is estimated that at the end of 2011, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2011. For 2012, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates is estimated to be RMB5.7 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such cap is based on the estimation of the coal and other related products required by certain power plants of Huaneng Group and its subsidiaries and associates for 2012. As compared to the relevant transaction amount for 2011, there has been certain increase in the abovementioned estimated transaction amount. Such increase is attributable by the fact that with the intensified management of fuel purchase, fuel purchase and intensified management will gradually be strengthened in the power plants within the management scope of the Company, including certain power plants entrusted by Huaneng Group and its subsidiaries and associates to be managed by the Company in order to enhance market control and the advantage of scale purchase. In 2012, it is anticipated that centralized purchase of the power plants entrusted by Huaneng Group and its subsidiaries and associates to be managed by the Company will be enhanced and allocation and transportation will be unified and such will bring about an increase in the transaction amounts of coal sale. The Company is of the view that sale of products to the power plants of Huaneng Group and its subsidiaries and associates can bring about operation benefits for the Company and its subsidiaries.

The Board is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm's length basis or on terms no less favorable to the

Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the sale of products from the Company to Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting, announcement and Independent Shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for sale of products. The Company is of the view that before the convening of the extraordinary general meeting, such transaction will not (and the Company will through its internal control system ensure that such transaction will not) exceed the relevant thresholds that require Independent Shareholders' approval under the Listing Rules.

(4)	Leasing of facilities, land and office spaces

For operational needs, the Company has to lease facilities, land and office spaces (mainly includes power transmission and transformation assets, vessels, power plants land and office spaces) from Huaneng Group and its subsidiaries and associates. Pursuant to the Huaneng Group Framework Agreements for 2011 with respect to the leasing of facilities, land and office spaces in 2011 by the Company from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2011 was set at RMB423 million. During the period from 1 January 2011 to 30 November 2011, the aggregate fee (unaudited) which has already been paid by the Company to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was RMB225 million. It is estimated that at the end of 2011, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2011. Pursuant to the Huaneng Group Framework Agreement, the aggregate transaction amount with respect to the leasing of facilities, land and office spaces by the Company from Huaneng Group and its subsidiaries and associates in 2012 is estimated not to exceed RMB300 million, lower than the anticipated transaction amount of 2011. The estimate of such cap amount is based on the prevailing overall business scale and operation of the power plants of the Company, the anticipated development and growth of such power plants as deemed reasonable by the Company, taking into account at the same time the benefit of favorable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favorable prices for leasing of facilities, land and office spaces. Taking into consideration the capability of Huaneng Group, its subsidiaries and its associate in offering competitive prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leasing of facilities, land and office spaces in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company by Huaneng Group and its subsidiaries and associates are negotiated at arm's length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar types of facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm's length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders' approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2012 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(5)	Technical services, engineering contracting services and other services

The reciprocal services for technical services, engineering contracting services and other services between the Company and its subsidiaries with Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance of power plants monitoring system, real-time consolidation of project data, trial run of generating units, monitoring of facilities of construction works and insurance services by Huaneng Group and its subsidiaries and its subsidiaries to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and its associates. Pursuant to the Huaneng Group Framework Agreements for 2011 with respect to the purchase of technical services and engineering contracting services by the Company from Huaneng Group and its subsidiaries and associates, the cap for the aggregate transaction amount for 2011 was set at RMB638 million. During the period from 1 January 2011 to 30 November 2011, the aggregate transaction amount (unaudited) for the purchase of technical services and engineering contracting services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB320 million. It is estimated that at the end of 2011, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2011. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company from Huaneng Group and its subsidiaries and its associates in 2012 is estimated not to exceed RMB700 million, slightly higher than the anticipated transaction amount of 2011. The estimate of such cap is based on the one hand on the prevailing overall business scale and operation of the power plants of the Company as well as the anticipated development and growth of such power plants as deemed reasonable by the Company, having taken into account the benefit of favorable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates. On the other hand, consideration has also been given to the Company's needs of the production related services provided by Huaneng Group and its subsidiaries and associates.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in the provision of technical services, engineering contracting services and other services is that they can offer more favorable prices for the provision of technical services, engineering contracting services and other services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for the provision of technical services, engineering contracting services and other services, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, certain subsidiaries and associates of Huaneng Group specialize in the research of information technology and domestic renewable energy technology, as well as the installation of thermal power facilities in the PRC. Given the ability of Huaneng Group and its subsidiaries and associates to provide reliable and efficient information technology services, and advanced and comprehensive industry-specific technology services and engineering contracting services, the operation costs of the Company can thus be reduced. On the other hand, the Company is of the view that that the provision of production related services to Huaneng Group and its subsidiaries and associates by the Company can bring about operation benefits for the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm's length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm's length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders' approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2012 exceeds the above cap (i.e. RMB700 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(6)	Provision of entrusted sale services

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company involve mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company. Pursuant to the Huaneng Group Framework Agreement for 2011 with respect to the provision of entrusted sale services to the Company from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2011 was set at RMB941 million. During the period from 1 January 2011 to 30 November 2011, no transaction has incurred for the provision of entrusted sale services to the Company from Huaneng Group and its subsidiaries and associates, mainly taking into consideration of the changes in the actual operation conditions of the related parties and maximization of the overall benefits of the Company. It is estimated that at the end of 2011, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2011. For 2012, the transaction amount with respect to such services between the Company and Huaneng Group and its subsidiaries and associates is estimated to be RMB700 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties, anticipated power sold, substituted power generation and development of such transaction as deemed reasonable by the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services between the Company and Huaneng Group and its subsidiaries and associates are negotiated at arm's length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by an independent third party for the same or similar type of services. In addition, payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services pursuant to the Huaneng Group Framework Agreement were entered into (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm's length basis or on terms no less favorable than terms offered by the Company to independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders' approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2012 exceeds the above cap (i.e. RMB700 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(7)	Trust loans and entrusted loans

The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. The transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans for 2012 is expected to be RMB600 million and the transaction amount (i.e. the amounts arising from the provision of entrusted loans) of the entrusted loans  for 2012 is expected to be RMB2 billion.

Given that the trust loans and entrusted loans are to be granted by or through Huaneng

Group and its subsidiaries and associates to the Company and its subsidiaries on normal commercial terms which are comparable to or more favourable than those offered by independent third parties for similar service in the PRC and where no security over the assets of the Company is granted in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules. The Company therefore makes disclosure simultaneously pursuant to the Company's announcement disclosed on the Shanghai Stock Exchange.

Huaneng Finance Framework Agreement

The Company from time to time places deposits with Huaneng Finance at rates which are no less favourable than the rates available from an independent third party for similar services in the PRC. In addition, the Company will also utilize the notes discounting services provided by Huaneng Finance by paying it a service fee lower than the service fees charged by an independent third party for similar services in the PRC. Pursuant to the relevant framework agreement entered into between the Company and Huaneng Finance dated 21 October 2008, for the period from 1 January 2009 to 31 December 2011, the outstanding balances of the Company's deposits with Huaneng Finance should not exceed RMB6 billion on a daily basis, the total amount of the notes discounting should not exceed RMB1 billion per annum and the maximum balances of loans should not exceed RMB6 billion on a daily basis (please refer to the announcement dated 22 October 2008 and the circular dated 7 November 2008 issued by the Company). As such framework agreement has expired on 31 December 2011, the Company entered into the Huaneng Finance Framework Agreement with Huaneng Finance to extend the arrangement for another term of 3 years commencing on 1 January 2012 and expiring on 31 December 2014. For the years 2009, 2010 and the period from 1 January to 30 November 2011 (unaudited), the maximum outstanding balances of the deposits placed with Huaneng Finance, on a daily basis, were RMB5.859 billion, RMB5.662 billion and RMB5.987 billion, respectively. The Company estimates that during the period from 2012 to 2014, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis will not exceed RMB6 billion.

The proposed cap for the deposits has taken into the following consideration: (1) the increasing asset scale and the amount of deposits of the Company; (2) the increase in the daily outstanding balances of deposits placed at Huaneng Finance arising from financing transactions such as issuance of short-term financial bonds, non-public issuance of debt financing instruments and issuance of ultra-short-term financial bonds; and (3) the fact that the Company has acquired a 20% equity interest in Huaneng Finance since December 2005, and the Company will generate a higher return deriving from a growth of profits at Huaneng Finance as a result of the Company's support to Huaneng Finance.

The deposit transactions form part of the daily operations of the Company. The commercial terms (including the rates) offered by Huaneng Finance to the Company and its subsidiaries in respect of such transaction are no less favourable than those offered by domestic commercial banks for provision of similar services to the Company and its subsidiaries. The Directors are of the view that the deposit transactions do not have any effect on the assets and liabilities of the Company. Instead, the Company can earn interests out of the deposit transactions.

As the Company and its subsidiaries have already deposited the remaining cash with a number of other independent financial institutions, the Company considers that the arrangement of deposits with Huaneng Finance helps diversify the risk of the Company and its subsidiaries in relation to its deposits. At the same time, the Company considers that the risk of placing deposits at Huaneng Finance can be effectively controlled taking into consideration of the following factors: (1) Huaneng Finance is a non-bank financial institution and regulated by China Banking Regulatory Commission. During the course of daily operations, Huaneng Finance adheres to conduct business in compliance with the relevant regulations and according to law. During the course of development, Huaneng Finance has all along endeavoured to prevent financial risks and has established and implemented an effective internal control mechanism in compliance with the regulatory requirements of China Banking Regulatory Commission in relation to risk control ratios; (2) the Company holds a 20% interest in Huaneng Finance and may promote the regulated operation of the general meeting of shareholders, board of directors and risk control committee of Huaneng Finance by exercising the shareholders' rights according to law in order to safeguard its own interests.

In addition, the Company and its subsidiaries will also use the notes discounting services and loan advancement services provided by Huaneng Finance as Huaneng Finance is more efficient in terms of notes discounting services and loan advancement services than the general domestic commercial banks that perform similar services for the Company and its subsidiaries (mainly due to the fact that less time is required to process the transactions). As such, the Company considers that the provision of notes discounting services and loan advancement services by Huaneng Finance will benefit the Company by increasing the operation efficiency in the use of fund.

Pursuant to the Huaneng Finance Framework Agreement, Huaneng Finance shall provide deposit interest, notes discounting services and loan advancement services on normal commercial terms that are no less favourable than those offered by independent third parties for similar services to the Company.

Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang Long, Li Shiqi, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the Company having a material interest in the continuing connected transactions, had abstained from voting on the board resolution relating to the entering of the Huaneng Finance Framework Agreement (and each of the caps thereof). The resolution was voted by directors who are not connected to the transactions.

The Board (including the Independent Directors) is of the view that the Huaneng Finance Framework Agreement was entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm's length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the deposit transactions with Huaneng Finance and its subsidiaries and associates contemplated under the Huaneng Finance Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are therefore subject to the reporting, announcement and Independent Shareholders' approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules.

With respect to the notes discounting and loan advancement, given that the notes discounting services and loan advancement services are provided by Huaneng Finance for the benefit of the Company and on normal commercial terms that are comparable to or more favourable than those offered by independent third parties for similar services in the PRC and that no security over the assets of the Company is granted in respect of such services, the transactions for notes discounting services and loan advancement services contemplated under the Huaneng Finance Framework Agreement are exempt from reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

Jiangsu Guoxin Framework Agreement

The Company entered into the Jiangsu Guoxin Framework Agreement with Jiangsu Guoxin on 5 January 2012 to regulate the provision of entrusted sale services between the Company and its subsidiaries and Jiangsu Guoxin and its subsidiaries and associates, mainly substituted power generation. The term of the Jiangsu Guoxin Framework Agreement shall commence on 1 January 2012 and expire on 31 December 2012. The anticipated transaction amount of the provision of entrusted sale services between the Company and its subsidiaries and Jiangsu Guoxin and its subsidiaries and associates for 2012 is RMB1 billion. The estimate of the cap of such transaction amount is based on the current scale and operation of the overall business of the related parties, anticipated power sold and substituted tariffs and the anticipated development of such related parties as deemed reasonable by the Company and its subsidiaries. The transaction amount between the Company and Jiangsu Guoxin and its subsidiaries and associates from January 2011 to November 2011 did not exceed 1% of the applicable percentage ratio as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules.

Under the Jiangsu Guoxin Framework Agreement, the prices / fees in relation to the provision of entrusted sale services to Jiangsu Guoxin and its subsidiaries and associates shall be agreed and confirmed by both parties and negotiated and determined at arm's length terms, taking into account the then prevailing market prices and conditions; but in any event at the terms no less favorable than those offered to the Company and its subsidiaries by an independent third party for the provision of entrusted sale services. In addition, payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, Mr Xu Zujian, a director of the Board of the Company having a material interest in the continuing connected transactions, had abstained from voting on the board resolution relating to the entering of the Jiangsu Guoxin Framework Agreement (and the cap of the transaction). The resolution was voted by directors who are not connected to the transactions.

The Board (including the Independent Directors) is of the view that the Jiangsu Guoxin Framework Agreement was entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm's length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 1% but lower than 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules and are exempt from the Independent Shareholders' approval requirement. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2012 exceeds the above cap (i.e. RMB1 billion), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services and the sale of products by the Company from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement require Independent Shareholders' approvals. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) as set out in this announcement shall be approved by the Independent Shareholders of the Company. The Company will convene an extraordinary general meeting in February 2012 to seek approval from Independent Shareholders for the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement and Huaneng Finance Framework Agreement. Huaneng Group and its associates (holding an aggregate of 7,298,283,321 ordinary shares in the Company, representing approximately 51.93% of the total issued shares of the Company as at the date of this announcement) will abstain from voting in the resolutions with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement and Huaneng Finance Framework Agreement at such extraordinary general meeting, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the terms of the purchase of coal and transportation services (including the proposed cap) and the sale of products (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transactions (including the proposed cap) under the

Huaneng Finance Framework Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders regarding the purchase of coal and transportation services (including the proposed cap) and the sale of products (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and the deposit transactions (including the proposed cap) under the Huaneng Finance Framework Agreement.

A circular containing, inter alia, further details of the continuing connected transactions for the purchase of coal and transportation services and the sale of products contemplated under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor together with a notice to convene the extraordinary general meeting to approve, inter alia, the purchase of coal and transportation services and the sale of products contemplated under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement (including their respective proposed caps) will be issued by the Company to shareholders within 15 business days from the date of publication of this announcement.

Under the Hong Kong Listing Rules, the Independent Financial Adviser is required to opine only on the continuing connected transactions relating to the purchase of coal and transportation services and the sale of products contemplated under the Huaneng Group Framework Agreement and the deposit transactions under the Huaneng Finance Framework Agreement (including their respective proposed caps) and, in which case, the Independent Financial Adviser will not provide opinions on the other transactions contemplated under the Huaneng Group Framework Agreement and Huaneng Finance Framework Agreement (the "Other Transactions"). Notwithstanding such arrangement, the Company still plans to include details of the Other Transactions in the circular to be issued so that shareholders of the Company will have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement and Huaneng Finance Framework Agreement. The Company believes that on such basis, the Independent Shareholders will be provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions.

DEFINITIONS

"associates"	has the meaning ascribed to it in the Hong Kong Listing Rules;

"Board"	the board of Directors of the Company;

"Company"	Huaneng Power International, Inc. and its subsidiaries;

"Directors"	the directors of the Company;

"HIPDC"	Huaneng International Power Development Corporation;

"Hong Kong Listing Rules"	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"Huaneng Finance"	China Huaneng Finance Corporation Limited;

"Huaneng Finance Framework Agreement"
the framework agreement on the continuing connected transactions (for 2012 – 2014) between Huaneng Power International, Inc. and China Huaneng Finance Corporation Limited entered into between the Company and Huaneng Finance on 5 January 2012;

"Huaneng Group"	China Huaneng Group;

"Huaneng Group Framework Agreement"
the framework agreement on the continuing connected transactions (for 2012) between Huaneng Power International, Inc. and China Huaneng Group entered into between the Company and Huaneng Group on 5 January 2012;

"Independent Board Committee"
a committee of the Board established for the purpose of considering (i) the transaction regarding the purchase of coal and transportation services and the sale of products contemplated under the Huaneng Group Framework Agreement and (ii) the deposit transactions contemplated under the Huaneng Finance Framework Agreement, comprising independent non-executive Directors who are independent of the subject transactions;

"Independent Financial Adviser"	an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on (i) the transactions regarding the purchase of coal and transportation services and the sale of products (including their respective proposed caps) contemplated under the Huaneng Group Framework Agreement and (ii) the deposit transactions (including the daily balances thereof) contemplated under the Huaneng Finance Framework Agreement;

"Independent Shareholders"	shareholders of the Company other than Huaneng Group and its associates;

"Jiangsu Guoxin"	Jiangsu Province Guoxin Asset Management Group Company Limited;

"Jiangsu Guoxin Framework Agreement"
the framework agreement on the continuing connected transactions (for 2012) between Huaneng Power International, Inc. and Jiangsu Province Guoxin Asset Management Group Company Limited entered into between the Company and Jiangsu Guoxin on 5 January 2012;

"PRC" or "China"	The People's Republic of China;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shanghai Listing Rules"	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and

"subsidiaries"	has the meaning ascribed to it in the Hong Kong Listing Rules.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei

(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
6 January 2012

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF 2012 FIRST EXTRAORDINARY
GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2012 First Extraordinary General Meeting (the "Extraordinary General Meeting") of Huaneng Power International, Inc. (the "Company") will be held at 9:00 a.m. on 21 February 2012 at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People's Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the "Resolution regarding the change in director" (Note 1)

2.
To consider and approve the "Resolution regarding the 2012 Continuing Connected Transactions between the Company and Huaneng Group", including Huaneng Group Framework Agreement and the transaction caps thereof (Note 2)

3.
To consider and approve the "Resolution regarding the 2012 to 2014 Continuing Connected Transactions between the Company and Huaneng Finance", including Huaneng Finance Framework Agreement and the transaction caps thereof (Note 3)

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

Beijing, the PRC
6 January 2012

Notes:

1.
Please refer to an announcement of the Company dated 24 December 2011 regarding the nomination of Mr. Guo Hongbo as the candidate of the director for the seventh session of the Board of Directors of the Company.

Mr. Guo's biographical details are set out below:

Mr. Guo Hongbo, aged 43, is the General Manager and Vice Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He has been the Planner of Anshan Chemical Fibre Wool Textile Factory, Assistant to the Factory Head and Deputy Factory Head of Anshan Silk Printing and Dyeing Mill, Deputy General Manager of Anshan
Co-operation Limited Liability Company, Assistant to the General Manager, Deputy General Manager and General Manager of Liaoning Engineering Machinery (Group) Limited Liability Company, Chairman and General Manager of Liaoning Libo Hydraulic Mining Co., Ltd, Assistant to the General Manager of Liaoning Chuangye (Group) Limited Liability Company and Liaoning Energy Corporation, Assistant to the General Manager, Deputy Manager, Administrative Deputy General Manager and Director of Liaoning Energy Investment (Group) Limited Liability Company. Mr Guo graduated from Jilin University specializing in administrative management, holding a postgraduate degree of master in management. He is a senior engineer.

Mr. Guo's tenure of office as director of the Seventh Session of the Board of Directors will expire at the conclusion of the Seventh Session of the Board of Directors of the Company. The annual remuneration of Mr. Guo will be announced after the determination is made. As at the date of this notice, save as disclosed above, Mr. Guo has not held any directorship, supervisorship or any other major appointment or qualification in other listed companies in the past three years. Mr. Guo does not have any relationship with any other Directors, Supervisors, senior management or substantial shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In addition, there is no other information in relation to Mr. Guo which is discloseable pursuant to the requirements set out in Rule 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") nor is there any matter required to be disclosed pursuant to the Listing Rules. Save for the above, there is no other matter that is required to be brought to the attention of the shareholders of the Company.

2.
For details of the "Resolution regarding the 2012 Continuing Connected Transactions between the Company and Huaneng Group", please refer to an announcement of the Company dated 6 January 2012 (the "Announcement"). Unless stated otherwise, terms used herein shall have the same meanings as set out in the Announcement. The Company shall despatch the circular containing, inter alia, the continuing connected transactions contemplated under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Adviser to shareholders as soon as possible.

3.
For details of the "Resolution regarding the 2012 to 2014 Continuing Connected Transactions between the Company and Huaneng Finance, please refer to the Announcement. The Company shall despatch the circular containing, inter alia, the continuing connected transactions contemplated under the Huaneng Finance Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Adviser to shareholders as soon as possible.

4.	Eligibility for attending the Extraordinary General Meeting

Holders of the Company's foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at 4:30 p.m. on 31 January 2012 are eligible to attend the Extraordinary General Meeting.

5.	Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv)	If more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

(v)	The resolutions set out in this Notice of EGM will be voted by poll.

6.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 31 January 2012.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

7.	Closure of Register of Members

In order to determine the H Shareholders who are entitled to attend the Extraordinary General Meeting, the register of members of the Company will be closed from 1 February 2012 to 21 February 2012 (both days inclusive).

8.	Other Businesses

(i)	The Extraordinary General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen's Road East
Hong Kong

(iii)	The business address of the Company is at:

Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing 100031,
The People's Republic of China
Telephone No.: (+86)-10-6322 6999
Facsimile No.: (+86)-10-6322 6888

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Document 3

Proxy Form for 2012 First Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I(We)(Note 2) ______________________________________ of _________________________________________________________

___________________________________________________________________________________________________________ ,

Shareholders’ Account: ____________________________________________ and I.D. No.: __________________________________ ,

being the holder(s) of __________________________________________________________________________________________

H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the "Company") now appoint (Note 3)

______________________________________ I.D. No.: ______________________________________ (of _____________________

___________________________________________________________________________________________________________),

or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2012 First Extraordinary General Meeting ("EGM") to be held at 9 a.m. on 21 February 2012 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.(Note 6)

	ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)
1.	To consider and approve the "Resolution regarding the change in director"
2.
To consider and approve the "Resolution regarding the 2012 Continuing Connected Transactions between the Company and Huaneng Group", including Huaneng Group Framework Agreement and the transaction caps thereof

3.
To consider and approve the "Resolution regarding the 2012 to 2014 Continuing Connected Transactions between the Company and Huaneng Finance", including Huaneng Finance Framework Agreement and the transaction caps thereof

Date: __________________ 2012	Signature: ________________________ (Note 5)

Notes:

1
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2	Please insert full name(s) and address(es) in BLOCK LETTERS.

3
Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4
Attention: If you wish to vote FOR any resolution, please indicate with a "Ö" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "Ö" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.

5
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrar Limited, at least 24 hours before the time designated for the holding of the EGM.

* Please delete as appropriate.

Document 4

Reply Slip for 2012 First Extraordinary General Meeting

I/(We) __________________________________________________ of __________________________________________________

Telephone number: _________________________________________________ and Fax number: ________________________________ ,

being the holder(s) of __________________________________________ H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the "Company") hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2012 First Extraordinary General Meeting (the "EGM") to be held at 9 a.m. on 21 February 2012 at the headquarters of the Company at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China.

Signature: _____________________________

Date: _____________________________

Note:
Eligible shareholders who wish to attend the EGM are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6641 2321). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

* Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    January 6, 2012